Turnpoint Global, Inc.
Hamngatan 4
65224 Karlstad, Sweden

June 9, 2011

Mr. H. Christopher Owings
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington,  D.C. 20549

RE:	Turnpoint Global, Inc.
Registration Statement on Form S-1
Filed June 9, 2010
File No. 333-167401

Dear Mr. Owings:

Turnpoint Global, Inc. submits this letter to you in response to your letter of June, 9, 2010, which letter sets forth comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing.  This letter sets forth our responses to the Staff’s comments.  For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

COMMENT:

General

1.
We note that your Director, Ted D. Campbell, II was the Chief Executive Officer of TimberJack Sporting Goods until he resigned on November 18, 2008, when the company completed a change of control transaction. Mr. Campbell is also a selling shareholder on a Form S-1 filed by Healthmed Services Ltd. on July 21, 2008. Mr. Campbell is also identified on the cover page as agent for several registrants. Many of these companies are in the development or initial stages of operations, have received no revenue, have incurred net losses, have no full-time employees beyond their sole officer and director and have paid no compensation.

In light of this track record, please tell us, with a view to disclosure in your filing, why Rule 419 of Regulation C does not apply to you. Alternatively, please revise your disclosure throughout your registration statement to comply with Rule 419. Rule 419, concerning offerings by blank check companies, defines a blank check company in section (a)(2) as a company issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity."

RESPONSE:

We acknowledge the Staff’s comment and confirm that Mr. Campbell has resigned his position as Director effective August 1, 2010.  Furthermore, Mr. Campbell holds no other positions and is not affiliated in any capacity with Turnpoint Global, Inc.  With the removal of Mr. Campbell in any capacity or affiliation whatsoever with the Company, we do not believe that we are a ”blank check company” as that term is defined by Rule 419 of Regulation C.  We believe that in the revised filed Form S-1/A, we have provided an extensive and detailed disclosure of our planned business and objectives.  Upon reviewing our responses and revisions to the amended filing, we hope we have demonstrated to the Staff that we are filing correctly.

COMMENT:

Registration Cover Page

2.
On your cover page you identified 3999 as your Standard Industrial Classification Code (SIC). However, it appears that SIC 2870 is more appropriate based on your intended line of business. Please revise your future filings accordingly.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has revised the cover page to reflect a SIC code of 2870 and confirms that it will revise future filings accordingly.

COMMENT:

3.
We note that you have not marked the box indicating that the securities you are registering are being offered on a delayed or continuous basis pursuant to Rule 415. However, from a description of the offering, it appears that you are offering the securities on a delayed or continuous basis, Please revise your registration statement cover page or advise us why you believe that this is not an offering being made under Rule 415.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has marked the box indicating that the securities we are registering are being offered on a delayed or continuous basis pursuant to rule 415.

COMMENT:

Prospectus cover page

4.
We note that you intent to sell your shares at a price of $0.05 per share. Please revise your cover page and the remainder of your registration statement to clearly state that you will sell your shares at the fixed priced for the duration of the offering.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has revised the cover page and the remainder of the registration statement to clearly state that we will be selling our shares at a fixed price of $.05 per share for the duration of the offering.  We have provided a copy of the revised statement as it now appears throughout the Form S-1/A filing below.

Turnpoint Global, Inc. is offering on a best-efforts basis a minimum of 500,000 and a maximum of 1,500,000 shares of its common stock at a fixed price of $0.05 per share for the duration of the offering.

COMMENT:

Item 3- Summary Information and Risk factors, page 4

Business Overview, page 4

5.
You state that you lack a stable customer base. However, since you have generated no revenues it would appear that you have no customers. Please revise to state, if true, that you have no customer base or tell us why it is not appropriate for you to do so. Please also apply this comment to your "Business Summary" section that begins on page 18 and to the risk factor at the bottom of page 10, where you indicate that you have no "significant sales" (emphasis added).

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has revised the “Business Overview” section and the “Business Summary” section to include the following sentence as written below.

We are a small start-up company and that at the present we have no customers.

In addition, we have revised the “Risk Factor” where we indicated that we had no “significant” sales to reflect the fact that at the present we have “no” sales.  We have provided a copy of the revised first paragraph in the referenced “Risk Factors” section as it now appears in the Form S-1/A filing below.

We are a small start-up company that has not substantially commenced its planned business strategy.  The Company does not have any sales and that at the present we have no customers and marketing capabilities in place yet.  We cannot guarantee that we will be able to develop a sales and marketing plan or to develop effective operational capabilities.  In the event we are unable to successfully implement these objectives, we may be unable to generate sales and consequently may be forced to cease operations.

COMMENT:

6.	Please provide the basis for your belief that you believe that recurring revenues from sales of services will be sufficient to support your ongoing operations.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has revised the “Business Overview” section and revised the wording to more accurately reflect our planned operations.  We have revised the filing and provided a copy of the revision as it now appears in the Form S-1/A filing below.

We hope to generate sufficient revenues from sales of our services so as to support ongoing operations, but we cannot be certain that the actual expenses incurred will not materially exceed actual revenues (if any) or that any cash flows from sales will be adequate to maintain our business.

COMMENT:

7.
You state that you are in discussions with various market makers to have them apply on your behalf to have your common stock quoted on the Over-the-Counter Bulletin Board. Please revise your disclosure here and throughout your prospectus to state that there is no guarantee that you will find a market maker willing to make an application on your behalf.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has revised the disclosure here and throughout our prospectus to state that there is no guarantee that we will find a market maker willing to make an application on behalf of the Company.  We have revised the filing and provided a copy of the paragraph as it now appears in the “Business Overview” section in the Form S-1/A filing below.

We have filed this registration statement in an effort to become a fully reporting company with the Securities and Exchange Commission in order to enhance our ability to raise additional working capital. There is currently no public market for our common stock. To date, we have made no effort to obtain listing or quotation of our securities on a national stock exchange or association other than informally contacting potential market makers in an effort to initiate discussions on the matter. We have not secured any broker/dealers with regard to assisting us to apply for such listing. We are unable to estimate when we might successfully secure a market maker willing to apply for quotation on our behalf. Moreover, we have included the following discussion pertaining to the Over-the-Counter Bulletin Board: the shares you may purchase are not traded or listed on any exchange. We intend to have our common stock quoted on the OTC Bulletin Board®. upon the effectiveness of this prospectus and closure of the offering.  There is no assurance or guarantee, however, that (1) any market maker will file an application for listing or quotation on our behalf: and (2) that any application for quotation submitted by a market maker will be approved by the Financial Industry Regulatory Authority (”FINRA”).

COMMENT:

Risk Factors, page 7

8.
You stated in the penultimate sentence of the second full paragraph in this section that "some of the factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere in this document" Please revise this statement to eliminate any indication that this section does not include all of the material risks that makes the offering speculative or risky. If risks are not deemed material, you should not reference them.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has revised the sentence referencing that “some of the factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere in this document”.   We have revised the filing and provided a copy of the phrase as it now appears in the “Risk Factors” section in the Form S-1/A filing below.

In addition, actual results could differ materially from those discussed herein and our business, or financial condition or the results of operations could be materially and adversely affected. The material factors that could cause or contribute to such differences are discussed below. In the event that actual results do not meet expectations, there could be a consequent negative effect on the position of the investors.

COMMENT:

9.
It appears that the third paragraph on page 7 is a risk factor that does not include a heading. It also appears that this risk factor appears as the fourth risk factor on page 10. Please revise your filing accordingly.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has removed the risk factor that does not include a heading as the duplicative information has been deleted so to appear only once.

COMMENT:

10.
In general, descriptions of risks that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks that should not be included in your risk factor section, Please either eliminate these generic risks, or revise them to state specific material risks to your company or to the purchasers in this offering. For example, we note that the following risk factors appear to contain generic disclosures:

•	The Costs. Expenses and Complexity of SEC reporting..., page 8;

•	The Company may not be able to Generate Revenues, page 8;

•	Failure by the Company to Anticipate and Respond to Changes in..., page 11.

Please note these are examples only. Review your entire risk factor section and revise as appropriate.

We acknowledge the Staff’s comment and confirm that the Company has removed the risk factors titled “The Costs, Expenses and Complexity of SEC Reporting…” and “The Company may not be able to Generate Revenues” and “Failure by the Company to Anticipate and Respond to Changes in Consumer Preferences May Adversely Affect Revenues”.  We agree with the Staff’s assessment that they could equally apply to other businesses that are similarly situated and are generic risks that should not be included.  We have reviewed the entire risk factors section and revised where appropriately to state specific risks material to our companies business.

COMMENT:

Purchases in this offering will have little or no control over Decision…, page 7

11.
You state that "Delaware law could have the effect of making it more difficult or more expensive for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company." Please disclose those provisions and briefly discuss their potential effect.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has revised the risk factor to disclose the provisions referenced and briefly discuss their potential effect.  We have revised the filing and provided a copy of the risk factor as it now appears in the Form S-1/A filing below.

Bo Falkman, an officer and director of the company, beneficially owns 82.35% of the outstanding common stock at the present time. As a result of such ownership, investors in this offering will have limited control over matters requiring approval by our security holders, including the election of directors.  In the event the maximum offering is attained, he will own 70.00% of our outstanding common stock. This concentrated control may also make it difficult for our stockholders to receive a premium for their shares of our common stock in the event the Company enters into transactions which require stockholder approval. In addition, certain provisions of our certificate of incorporation and bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of our company. This could limit the price (if any) that certain investors might be willing to pay in the future for shares of our common stock. Certain provisions of our certificate of incorporation and bylaws allow us to issue preferred stock without any vote or further action by the stockholders, to eliminate the right of stockholders to act by written consent without a meeting, to specify advance notice and other procedures for director nominations by stockholders and submission of other proposals for consideration at stockholder meetings, and to eliminate cumulative voting in the election of directors. Certain provisions of Delaware law applicable to us could also delay or make more difficult a merger, tender offer or proxy contest involving us, including Section 203, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years unless certain conditions are met. The procedures required for director nominations and stockholder proposals under Delaware law could have the effect of delaying, deferring or preventing a change in control of the company, including without limitation, discouraging a proxy contest or making more difficult the acquisition of a substantial block of our common stock. These provisions of Delaware law, our certificate of incorporation, and our bylaws may have the effect of delaying or preventing changes in control or management of the Company, which could have an adverse effect on the market price of our Common Stock.

COMMENT:

Item 4 – Use of Proceeds, page 12

12.
You state that if the offering does not reach the maximum and the total proceeds are less than those indicated in the table, you will have the discretion to apply the available net proceeds to various indicated uses within the dollar limits established in the table. Please clarity the instances in which you will have discretion to apply the available net proceeds. For example, please state if by "total proceeds are less than those indicated in the table" you mean total proceeds are below the maximum, between the minimum and the maximum or below the minimum. Also, please clarify what "dollar limits" you are referring to in this instance.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has revised the filing to reflect an offering of the shares on a “self-underwritten”, best-efforts, all-or-none basis.  The Company has revised the filing throughout and eliminated the minimum and maximum raise and replaced all references with “all-or-none” offering.

COMMENT:

Item 6 - Dissolution

13.
The table on page 13 indicates that your book value per share before the offering is different for a minimum offering versus a maximum offering. Please revise your table accordingly and confirm to us that your calculations are correct.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has corrected the “Dilution” section to indicate the book value before the offering is $(.000095).

COMMENT:

Item 8 –Plan of Distribution, page 14

14.
You state that "to date, we have made no effort to obtain listing or quotation of our securities on a national stock exchange or association." However, on page 4 under "Business Overview" you state that you are currently in discussions with various market markers to have them apply for your quotation on the Over-the-Counter Bulletin Board. Please revise your disclosure to ensure that it is consistent and, to the extent you intend to seek quotation on the Over-the-Counter Bulletin Board, briefly indicate the difference between being quoted on the Over-the-Counter Bulletin Board and being listed on a national stock exchange.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has revised the filing throughout to provide consistency in regards to informal contact with potential market makers.  Additionally, we have revised the “Plan of Distribution” section to discuss the extent we intend to seek quotation on the Over-the-Counter Bulletin Board and the difference between being quoted on the Over-the-Counter Bulletin Board and being listed on a national stock exchange.  We have revised the filing and provided a copy of the first three paragraphs as they now appear in the Form S-1/A filing below.

There is no public market for our common stock.  Our common stock is currently held by two (2) shareholders of record.  Therefore, the current and potential market for our common stock is limited and the liquidity of our shares may be severely limited. To date, we have made no effort to obtain listing or quotation of our securities on a national stock exchange or association other than informally contacting potential market makers in an effort to initiate discussions on the matter. We have not secured any broker/dealers with regard to assisting us to apply for such listing. We are unable to estimate when we might successfully secure a market maker willing to apply for quotation on our behalf. Moreover, we have included the following discussion pertaining to the Over-the-Counter Bulletin Board: the shares you may purchase are not traded or listed on any exchange. We intend to have our common stock quoted on the OTC Bulletin Board®. However, there is no assurance that we will be successful in finding a market maker who will be successful at having our shares quoted. Further, even assuming we do locate such a market maker, it could take several months before the market maker’ listing application for our shares is approved.

The OTC Bulletin Board® is maintained by the Financial Industry Regulatory Authority (FINRA). The securities traded on the Bulletin Board are not listed or traded on the floor of an organized national or regional stock exchange. Instead, these securities transactions are conducted through a telephone and computer network connecting dealers in stocks. Over-the-counter stocks are traditionally smaller companies that do not meet the financial and other listing requirements of a regional or national stock exchange.

Even if our shares are quoted on the OTC Bulletin Board®, a purchaser of our shares may not be able to resell the shares. Broker-dealers may be discouraged from effecting transactions in our shares because they will be considered penny stocks and will be subject to the penny stock rules. Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on FINRA brokers-dealers who make a market in a “penny stock.” A penny stock generally includes any non-NASDAQ equity security that has a market price of less than $5.00 per share. Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or “accredited investor” (generally, an individual with net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser’s written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer’s account and information with respect to the limited market in penny stocks. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market, assuming one develops.

COMMENT:

15.	Also, your reference to "they" where you refer to Bo Falkman's exemption pursuant to Rule 3a4-1 is unclear. Please revise.

RESPONSE:

We acknowledge the Staff’s comment and we have revised the offering to include Mr. Bertil Olsson, a director of the Company, as able to participate in the offering.  Therefore, we have modified the subsequent language in this section such that the grammar is consistent.

COMMENT:

16.	Please revise to advise readers how you intend to make them aware of any extension you may seek to the termination of the offering.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has revised the section and added the following information with respect to the means of notification regarding any extension of the termination date.  The information now appears in the  Form S-1/A filing as written below.

If the Company extends term of the offering, it shall file a post-effective amendment, pursuant to Rule 424(b) under the Securities Act and shall mail a physical or electronic copy of same to each subscriber at their address or email as indicated on the subscription agreement as executed.

COMMENT:

Item 9 – Description of Securities to be Registered, page 16

17.
You state in the third paragraph that all shares "subject of this offering, when issued will be validly issued, fully paid for, non assessable." This a legal opinion that only counsel can provide. Please either delete this statement or indicate that it is the opinion of legal counsel and direct readers to the legal opinion.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has revised the “Description of Securities to be Registered” section and inserted the following reference: Please refer to Exhibit 5 to the Registration Statement, the Legal Opinion of Counsel dated March 10, 2011.

COMMENT:

Interest of Named Experts and Counsel, page 17

18.
We note your accounting firm has consented to the reference of their firm under this caption and you have not provided disclosure pursuant to Item 509 of Regulation S-K as to the report provided by M&K CPAS, PLLC. Please advise or revise accordingly.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has revised the section to note that our accounting firm has consented to the reference of their firm under this caption and we have not provided disclosure pursuant to Item 509 of Regulation S-K as to the report provided by M&K CPA’S, PLLC.  We have revised the filing and provided a copy of the disclosure as it now appears in the “Interest of Named Experts and Counsel” section in the Form S-1/A filing below.

The financial statements for the year ended March 31, 2010 included in this prospectus have been audited by M&K CPAs, PLLC which are independent certified public accountants, to the extent and for the periods set forth in our report and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant or any of its parents or subsidiaries. Nor was any such person connected with the registrant or any of its parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee

COMMENT:

Item 11 – Information With Respect to the Registrant, page 18

19.
In some places in this section you use terms that are industry-specific jargon. For example, you use the term "pitch" and "alginates." Please revise to provide context for these terms and any other industry specific terms included in your prospectus so that a reader not familiar with your industry can understand your use of these terms.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has included a brief definition of the term “alginate” as used in the disclosure (certain compounds extracted from brown algae). In addition, we have removed the term “pitch” and replaced it with the term “playing field” or “field”. Finally we have reviewed the disclosure for any other terms not otherwise commonly used and, where necessary, we have included a brief definition of any such terms.

COMMENT:

Business Summary, page 18

20.
You state that "the Company believes that, if it obtains the minimum proceeds from this offering, it will be able to implement the business plan and conduct business pursuant to the business plan for the next 12 months." Please include a statement in narrative form indicating your opinion as to whether in the next six months it will be necessary to raise additional funds to meet the expenditures required for operating your business. Please include the specific reasons for your opinion, the categories of expenditures and the sources of cash resources.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has revised the filing to include an opinion as to whether it will be necessary to raise additional funds to meet the expenditures required for continuing operations and the categories and source of cash resources.  We have revised the “Business Summary” section and provided a copy of the narrative as it now appears in the Form S-1/A filing below.

TGI has yet to commence planned operations to any significant measure. As of the date of this Registration Statement, TGI has had only limited start-up operations and has not generated revenues. The Company will not be profitable until it derives sufficient revenues and cash flows from services.  TGI believes that, if it obtains the proceeds from this offering, it will be able to implement the business plan and conduct business pursuant to the business plan for the next twelve months. If we experience a shortfall in operating capital prior to funding from the proceeds of this offering, our directors have verbally agreed to advance the company funds to complete the registration costs and other costs that occur.

COMMENT:

21.	Please clarify in what geographic areas you intend to market your products and conduct your operations.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has clarified the geographic areas we intend to market our products and conduct our operations.  We have revised filing and inserted the following: We intend to market our products and conduct operations in North America and primarily the United States.

COMMENT:

22.
Also, it appears that you may have non-U.S. resident officers and directors. If applicable, in an appropriately captioned subsection of the business section, or in the risk factor section, please disclose an investors ability:

•	to effect service of process within the United States against any of your non-U.S. resident officers or directors;

•	to enforce U.S. court judgments based upon the civil liability provisions of the U.S. federal securities laws against any of the above referenced foreign persons in the United States;

•	to enforce in a foreign court U.S court judgments based on the civil liability provisions of the U.S. federal securities laws against the above foreign persons; and

•	to bring an original action in a foreign court to enforce liabilities based upon the U.S. federal securities laws against the above foreign persons.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has added a risk factor to disclose investor suitability referencing our officers and directors non-U.S. residency status.  We have included an additional risk factor as it now appears in the “Risk Factors” section as written below.

ONE OR MORE OF OUR OFFICER(S) AND/OR DIRECTORS IS/ARE FOREIGN NATIONAL(S)

Because one or more of our officer(s) and/or director(s) are located outside the United States of America, it may be difficult for an investor to enforce within the United States any judgments obtained against us or any of these foreign nationals or residents. In the future, if we are successful in executing our business, we may have assets located outside of the United States. In addition, the officers and directors are nationals and/or residents of countries of Sweden, and all or a substantial portion of such person's assets are located outside the United States. As a result, it may be difficult for an investor to effect service of process or enforce within the United States any judgments obtained against us or the Company, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. In addition, there is uncertainty as to whether the courts of those foreign countries  and other jurisdictions would recognize or enforce judgments of United States courts obtained against us or our director and officer predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in those  or other jurisdictions against us or the company  predicated upon the securities laws of the United States or any state thereof.

COMMENT:

23.	Please discuss the competitive business conditions, your competitive position in the industry and the methods of competition. Please refer to Item 101(h) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has added additional disclosure discussing the competitive business conditions, our competitive position in the industry, and the methods of competition in compliance with Item 101(h) of Regulation S-k.  We have included the “Competitor Analysis” section as it now appears in the Form S-1/A filing as written below.

Competitor Analysis

Turnpoint Global Inc. has many potential competitors in the overall sports industry.  Our competitive advantage is that we are the only company in North America offering a tailor-made organic sports surface.  There are potentially many companies that can build new sports surfaces, but our competitive advantage is that we are truly the only company using organic methods.  We intend to solidify this competitive advantage through continuing to sign exclusive licensing and product agreements covering the North American marketplace.

COMMENT:

24.
You state in the first paragraph that your business idea is “to identify and or initiate and develop niche products for sports...” On page 23 under "Plan of Operation" it states that your management does not expect to conduct any research and development. Please revise your disclosure to resolve the inconsistency in your disclosure. Also, please discuss in greater detail what you mean when you state that you will develop the niche products you describe in this section.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has removed any reference to “developing products” and “niche products” in this section and throughout the filing.  We have provided a copy of the revised business idea as it now appears in this section and throughout the filing as written below.

The Company is a development stage company with the principal business objective to identify, secure and market clean technology products and services for the sports market.

COMMENT:

25.
Please revise this discussion to expand upon how you will attract customers to your business and how you will make them aware of your products and services. For example, your Use of Proceeds indicates that you plan to develop a web-site, however, it is not clear how you intend to utilize the web-site, if at all, in marketing your products. Please also explain how you intend to utilize the marketing expenses you have allocated for use.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has revised the section to disclose a discussion expanding upon how we intend to attract customers to our business.  Initial efforts include utilizing a web presence where the funds for this effort are allocated in the Marketing line item of the “Use of Proceeds”.

TGI plans to enter the North American market and promote our products and services through various media outlets.  Securing a web domain and initiating a web presence is a key factor to our start-up efforts.  We plan to link our site with industry related trade associations and complementing clean technology organizations in an effort to start promoting our products and services.  The web presence will also allow us to reach customers and potential partners through purchased advertising banners and direct links.  Initially, these efforts will provide the Company with a presence in the marketplace while providing a platform for our long-term goal of branding our products and services.  We plan to pay for these expenses, and sustain operations of the Company, with the funds from this offering.  The marketing efforts are budgeted for in the Marketing Expense line item in the “Use of Proceeds” section located in this offering memorandum.

COMMENT:

Business Vision and Concepts, page 18

26.
You state that you anticipate "partnering- on projects. Please elaborate on what you mean by -"partnering." Also, please disclose if you have partnered with anybody to date and, if so, please describe the material terms of the partnership and file as an exhibit to your filing any material agreements regarding the partnership. If you have begun discussions on possible partnerships, but have yet to reach an agreement, please discuss the current status of your discussions and the material aspects of the discussions.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has elaborated on our plans to “partner” and the extent to which we have pursued these discussions.  We have provided a copy of the discussion included in the “Business Vision and Concepts” section of the Form S-1/A filing as written below.

TGI plans to form partnerships and working alliance with business that provide complementing products and services to the sports and clean technology marketplace.  Our market is North America, and while a web presence will provide us with exposure in this entire area, we envision forming partnerships and alliances to make our products and services available in potentially all areas.  Building a sports surface using our method requires, among other things; sand, grass seeds, and alginates.  While we wouldn’t be the company that moves the dirt, we plan on forming partnerships and alliances with these business for licensing agreements and product supplier agreements to build out the projects.  At the present, TGI does not have any partnerships or agreements in place nor have we had any material discussion to disclose.

COMMENT:

27.	Please describe how your intended line of business will "focus on environmental awareness.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has provided a description of how our intended line of business will “focus on environmental awareness”.  We have provided a copy of the revised “Business Vision and Concept” section as it now appears in this section and throughout the filing as written below.

Business Vision and Concept

The Company anticipates partnering in projects focusing on environmental awareness and safe investments within areas where public health, sports arenas, energy effectiveness and renewable energy are important elements.  The business idea of TGI is to focus on environmental awareness and to deliver services and products within the sports industry with a sustainable value to the society and general public.  Environmental awareness, as we define it, is the ongoing concerns about climate change and the use of organic and other environmentally friendly products.  We intend to promote our products in hopes of branding our company as delivering products that leave very little, or no environmental footprints in the environment.

COMMENT:

Business Objectives and Strategy, page 18

28.
Please describe how your intended line of business will allow you to create an advantage to society by focusing on solutions that contribute to a sustainable development for the public health and environment and create new solutions that more efficiently protect the environment and reduce the impact of climate change.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has provided a description of how our intended line of business will allow us to create an advantage to society by focusing on solutions that contribute to a sustainable development for the public health and environment and create new solutions that more efficiently protect the environment and reduce the impact of climate change.  We have provided a copy of the revised “Business Objectives and Strategy” section as it now appears in the filing as written below.

The Company aims at creating advantage to the society by focusing on solutions that contribute to a sustainable development for the public health and the environment. TGI also aims at creating new solutions that more efficiently protect the environment and reduce the impact of climate change.   The soil improvement product that we plan to market and sell, are cleaner than traditional products because of the fact that they are organic. We believe that a sports surface that is made up of natural components, without the aid of artificial fertilizers, is as clean a product as you will find in this particular area. Our aim is to offer an alternative to oil-based products such as cold artificial turfs.

COMMENT:

29.
You state "The Company aims at a substantial expansion in the next five years both in turnover and EBITDA." Please define what you mean by "substantial expansion" and the basis for your belief since you have yet to commence operations or earn any revenue.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has deleted the statement “The Company aims at a substantial expansion in the next five years both in turnover and EBITDA.  While we do believe we have a viable long-range business model, we cannot, at the present,  justify predicting a substantial five year EBITDA.

COMMENT:

30.
Since you have no revenues and limited or no assets, please discuss in greater detail how you will develop the company by entering new markets, acquire new companies and develop design and eventually own facilities for sport and leisure with long term rental agreements. Also, please disclose if you currently have any intent to merge or acquire another company.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has deleted the discussion regarding acquiring new companies and develop and design and eventually own facilities for sport and leisure with long term rental agreements.  At the present the Company does not have any intent to merge or acquire another company.

COMMENT:

Business Units, page 18

31.
Under "Business Units" you indicate that you will be organized in the following three business units: clean technology products, consultancy, and real estate development. However, you have not described your "real estate development" line of business in this section. Please revise your prospectus including this section and your "Plan of Operation" section to clearly describe the business(s) you intend to conduct, including your real estate development business, focusing upon your dominant segment.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has revised the filing throughout and removed any reference to real estate development.  Our dominant segment will be clean technology and soil improvement products for sports surfaces.

COMMENT:

Product Development, page 19

32.
Please discuss when and how you plan on developing relationships with suppliers of the soil improvement products, sports surfaces and insulation material, If you have entered into material contracts or agreements with the suppliers of the soil improvement products, sports surfaces and insulation materials, please file them as exhibits and summarize them in this section.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has provided a discussion of how we plan on developing relationships with suppliers of the soil improvement products, sports surfaces and the insulation material.  At the present we have not entered into any material contract or agreements with potential suppliers.  We have provided a copy of the discussion we added in the “Product Development” section as it now appears in the filing as written below.

Initially, TGI plans on developing relationships with suppliers of soil improvement products, sports surfaces, and insulation material, by joining industry related trade associations and complementing clean technology organizations and movements.  We also plan on contacting local Chamber of Commerce offices and Better Business Bureaus in areas or regions to get list of industry specific suppliers.  Secondary activities to develop relationships with suppliers include promoting our products through various media outlets.  A corporate presence on the World Wide Web is a key factor to our start-up efforts.  We plan to link our site with industry related trade associations and complementing clean technology organizations in an effort to start promoting our products and services.  The web presence will also allow us to reach customers and potential partners through purchased advertising banners and direct links.  Initially, these efforts will provide the Company with a presence in the marketplace while providing a platform for our long-term goal of branding our products and services.

COMMENT:

Clean Technology Products, page 19

33.	Please discuss in greater detail why your products are considered "clean" products versus other products in your industry.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has discussed in greater detail why we consider our products “clean” versus other products in the market. We have provided a copy of the revised discussion in the “Clean Technology Products” section as it now appears in the filing as written below.

The soil improvement product that we plan to market and sell, are cleaner than traditional products because of the fact that they are organic. We believe that a sports surface that is made up of natural components, without the aid of artificial fertilizers, is as clean a product as you will find in this particular area. Our aim is to offer an alternative to oil-based products such as cold artificial turfs.

COMMENT:

Soil Improvement Products, page 19

34.	You state that you will be a "concessionary" for products developed and patented by Tilco Biochemie GmBh. Please define "concessionary" and discuss the material aspects of such a relationship.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has revised the filing and replaced the word “concessionary” with the word “distributor”.  The material aspects of such a relationship is that the Company has the exclusive sales and marketing rights for the products made by Tilco Biochemie GmBh for the North American market.  We have provided a copy of the revised discussion in the “Soil Improvement Products” section as it now appears in the filing as written below.

The Company plans on offering soil improvement products based on alginates (certain compounds extracted from brown algae) are used to enhance growth at low temperature in the winter and spring season, and to secure the right amount of humidity in the soil during the hot summer season. The product is developed and patented by Tilco Biochemie GmBh in Germany, and TGI will be the distributor for the product line in North America, the Nordic region and in the UK and Ireland.

COMMENT:

Sport Surfaces

35.
Please disclose who manufactures the products you describe in this section and who your supplier will be. Your description of the product you intend to offer is sufficiently descriptive that it would appear that it already exists and does not need to be developed by you, if true, you should remove all references in your prospectus to your "development" of products and dearly indicate, if true, that you plan to market these products on behalf of other manufacturers if these products do not yet exist, please describe in detail how you plan to develop the products.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has revised the filing to disclose that Tilco Biochemie GmBh will be our supplier.  In addition, we have revised the “Sport Surfaces” section and throughout the filing to remove all references that we perform development of products.  We have replaced any references to development of products with a statement clearly defining that we are only the distributor.  We have provided a copy of the disclosure as it appears in the “Sport Surfaces” section and throughout the filing, where appropriate, as it now appears as written below

TGI is the exclusive distributor in North America for the sport surface products developed and patented by Tilco Biochemie GmBh.

COMMENT:

36.
You state that "due to the use of sand and alginates, we have the benefit of being a cost leader in many years to come and still be able to put on a significant margin on each pitch." Please revise your disclosure to indicate why the use of sand and alginates will allow you to be a cost leader for many years to come. Also, please indicate what you mean by "significant margin."

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has revised the filing to indicate why the use of sand and alginates will allow the Company to maintain a fair margin on each completed sport surface.  We have provided a copy of the disclosure as it appears in the “Sport Surfaces” section as written below.

The current market for the heated version is narrower due to higher investment cost, but our system has a significantly lower investment cost than a traditional natural turf with under-soil heating.  Instead of using topsoil when building sports surfaces we will only use local sand and soil improvement products based on alginates. By using local sand instead of quality topsoil (which is starting to become a scarce commodity) we show that we care about the environment and the sustainability of our society. We will also strive to use local sand when applicable to keep down the cost and effects of long transports. Due to the use of sand, which is almost 50% cheaper than topsoil,  and alginates (certain compounds extracted from brown algae), we have the benefit of using some less expensive materials which will enable the Company to maintain a fair margin on each completed sport surface.

COMMENT:

37.
You make several statements at the bottom of page 19 and the top of page 20 regarding the potential market for this product.  For instance, you state that market the standard pitch based on sand and alginates are huge.  In Scandinavia alone, there are more than 9,000 soccer fields, and many of them have severe problems due to wear and tear and winter damages caused by the harsh climate. TGI estimates that the potential market for restoring old natural turf pitches and new constructions are more than 1,800 pitches over the next 10 years.  You also state that "the market for this system is approximately 400 clubs in Europe and a similar amount in North America”.  Please provide us with sources, appropriately marked and dated, for these factual statements and any other factual statements you make throughout your document or characterize the statement as your belief and provide us with the basis for your belief.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has revised the filing to include sources for all factual statements.  We have provided a copy of the revisions as it appears in the “Sport Surfaces” section as written below.

Our primary market will be soccer and golf. Our secondary market will be parks and public spaces, gardens and re-vegetation.  All sports surfaces need rehabilitation work during and after every single season. If you don’t do any rehabilitation of the surfaces then the sports surfaces will deteriorate and become unusable. Our organic system, which consists of a sports surface based on sand and alginates, is what we plan to market and sell.  These are the solutions for grassroots level sports and recreational surfaces in addition to potentially every municipality, township, and golf/country club in the United States.

The market for the standard field based on sand and alginates (certain compounds extracted from brown algae) in Scandinavia is approximately 7,500 Soccer fields.  Many of the fields have severe problems due to wear and tear and winter damages caused by the harsh climate.  Sweden has 3,924 soccer fields (source: http://svenskfotboll.se/svensk-fotboll/om-svff/) and Norway has 1,856 soccer fields (source: http://www.fotball.no/Documents/PDF/2010/Barne-og-ungdomsfotball/Statistikk_Bredde_2009.pdf?epslanguage=en).  Finland and Denmark list their soccer clubs instead of fields and management has conservatively estimated that each club represents two playing fields: Finland has 1,260 soccer clubs (source: http://www.fifa.com/associations/association=fin/countryInfo.html), and Denmark has 2,383 clubs (source: http://www.fifa.com/associations/association=den/countryInfo.html).  Management believes that the potential market for restoring old natural turf playing fields and new constructions are more than 1,800 fields over the next 10 years.  The Scandinavian market is less than 2% of the total global market potential for this product.  The United States has more than 12,500 soccer fields (source: http://www.usyouthsoccer.org).

COMMENT:

Insulation Material, page 20

38.
Please disclose who manufactures the insulation material that you describe in this section and who your supplier will be. in doing so, please explain the terms of any supply arrangement you expect to enter into including whether you will be the exclusive marketer of this product.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has revised the section to include the following information about the manufacturer, the insulation material, supply arrangements, and exclusivity.  We have revised the filing and provided a copy of the disclosure as it now appears in the “Insulation Material” section in the Form S-1/A filing below.

The patent holder and the future manufacturer of the insulation material is a Norwegian based company. We are currently in the final stages of negotiations with the owner of the company and expect an agreement encompassing supply arrangements and exclusivity soon.  Until we have an agreement in place, we cannot reveal any additional information about the insulation material or the name of the manufacture.  Complete disclosure of this agreement will be made available in future documentation and filings.

COMMENT:

Business Consultation, page 20

39.
You state that we will within our areas of operation be the preferred know-how and resource center for other players in the industry." Please discuss in reasonable detail the basis of your belief that you will be the "preferred know-how and resource center" and revise this statement to clearly indicate that this is your belief.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has revised the section to indicate that the statements are our “beliefs” in addition to adding more discussion on why we believe this to be true.  We have revised the filing and provided a copy of the disclosure as it now appears in the “Business Consultation” section in the Form S-1/A filing below.

As stated above, the Company also plans to provide consulting services to clients with regards to developmental plans to the three aforementioned products. The overall business idea is to provide value-added and result-focused consultancy services for energy efficient and environmental friendly solutions to private and public customers in our designated markets. To build a sports surface based only on local sand and organic soil improvement products you need the products for which we hold the rights for North America.  We would be the only company, along with our strategic alliances and partnerships we hope to form, that markets such a product in North America, and our partners are the only ones who do this in Europe.  We believe that we can be the preferred know-how and resource center for these particular types of sports surfaces

COMMENT:

Description of Property, page 20

40.	Please disclose if this property is adequate for your current level of operations.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has revised the filing to disclose that the property is adequate for our current level of operations.  We have provided a copy of the disclosure as it now appears in the “Description of Property” section in the Form S-1/A filing below.

DESCRIPTION OF PROPERTY

TGL uses an administrative office located at Hamngatan 4, 65224 Karlstad, Sweden.  Mr. Falkman, an officer and director of the Company, provides the office space free of charge and no lease exists.  We consider our current principal office space arrangement adequate and will reassess our needs based upon the future growth of the company.

COMMENT:

Legal Proceedings, page 21

41.
Please ensure that your disclosure reflects your consideration of-all of the types of proceedings set forth in Item 401(f) of Regulation S-K. For example, you indicate that Bo Falkman has not been convicted in any criminal proceeding, but you do not indicate if he is currently the subject of a criminal proceeding. Alternatively, you may omit this disclosure and only describe the existence of any event described in item 401(f) that occurred during the past ten years and that are material to an evaluation of the ability or integrity of any director; person nominated to become a director or executive officer of you, Please refer to items 401(f) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has revised the filing and provided a copy of the disclosure as it now appears in the “Legal Proceedings” section in the Form S-1/A filing below.

We are not involved in any pending legal proceeding nor are we aware of any pending or threatened litigation against us.

COMMENT:

Management’s Discussion and Analysis of Financial Condition and Results…page 23

42.
Please revise to discuss the facts and circumstances that led to your accountant's report containing substantial doubt about your ability to continue as a going concern and management's viable plans to overcome this uncertainty, Your discussion of management's plans should include a detailed description of the sources and demands for cash over the 12 months following the most recent balance sheet date presented in your filing.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has revised the filing to discuss the facts and circumstances that led to our accountant’s report containing substantial doubt about our ability to continue as a going concern and management’s viable plans to overcome this uncertainty.  We have revised the entire “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section to discuss the Staff’s comments and have provided a copy of the disclosure as it now appears in the Form S-1/A filing below.  In addition, we have provided a discussion of management’s plans of the Companies sources and demands for cash over the 12 months following the most recent balance sheet date in the last paragraph of this section.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As shown in the accompanying Audited Balance Sheet Data the Company has a negative current ratio and Company has incurred an accumulated deficit of $8,534 for the period from inception to (February 17, 2010) to March 31, 2011.  These conditions raise substantial doubt about the Company's ability to continue as a going concern.

The following table provides selected financial data about our company for the period from the date of inception through March 31, 2011.  For detailed financial information, see the financial statements included in this prospectus.

Audited Balance Sheet Data:

Cash	$0
Total assets	$0
Total liabilities	$5,600
Shareholders’ equity	$5,600

Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As shown in the accompanying audited financial statements, the Company has a negative current ratio and Company has incurred an accumulated deficit of $8,534 for the period from Inception to March 31, 2011.  These conditions raise substantial doubt about the Company's ability to continue as a going concern.

The future of the Company is dependent upon its ability to obtain financing through this public offering and upon future profitable operations from the development of its planned business.  These conditions raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments that might arise from this uncertainty.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

COMMENT:

43.	Please revise to explain the expenses you incurred with respect to related party services.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company was audited as of March 31, 2011 and we have provided an updated disclosure from the Audit Notes which address the Staff’s comments.

COMMENT:

44.
Please discuss in detail your plan of operations for the next twelve months. Include detailed milestones of yew business plan, such as when you anticipate generating sustained revenues, the costs associated with each milestone, and the time frame for implementing each milestone. To the extent not included in the description of your business plan, please disclose the following:

•	when and how you plan on developing relationships with suppliers of the soil improvement products, sports surfaces and insulation material;

•          where and how the product(s) will distributed and marketed;

•	the human resources needed and costs involved in distributing and marketing the product(s); and,

•	how you will price your products and services.

Please refer to hem 303 of Regulation S-K, Question 110.01 of the Compliance and Disclosure Interpretations at Regulation S-K and our Release 33-8350 available on our website at www.sec.koviruiesiinterp/33-8350.htm.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has revised the filing to discuss in detail our plan of operations for the next twelve months.  We have provided a copy of the “Proposed Milestones to Implement Business Operations” sub-section as it now appears in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section as it now appears in the Form S-1/A filing below.

Proposed Milestones to Implement Business Operations

The following milestones are based on the estimates made by management.  The working capital requirements and the projected milestones are approximations and subject to adjustments.  Our 12-month budget is based on minimum operations, which will be completely funded by the $75,000 raised through this offering.  If we begin to generate profits, we will increase our marketing and sales activity accordingly.  The costs associated with operating as a public company are included in our budget.  The funds raised from this public offering have been prudently budgeted to sustain operations for a 12 month period following the closing of the offering.  TGI plans to develop markets for the following three products over the next 12 months: (1) organic and environmental friendly soil improvement products; (2) organic sports surfaces for natural turf; (3) environmental friendly insulation material based upon extruded glass power.  We hope to start generating revenue approximately nine months following the closing of the offering.  Management is responsible for the preparation of the required documents to keep the costs to a minimum.  We plan to complete our milestones as follows:

0- 3 MONTHS

Management plans to finalize the licensing agreements for the alginate products and the foam glass products for the North American market.  Securing a web domain and initiating web presence is a key factor to our start-up efforts.  We plan to evaluate and hire a graphics designer to help us with our logo and help with adapting Scandinavian marketing material for the North American marketplace.  During this timeframe we plan to evaluate potential joint venture partners in North America.  This evaluation of joint venture partners will provide us with a possible location where we may want to locate our permanent office space.  We have budgeted $2,000 in the Web site line item in the “Use of Proceeds” section to secure a web domain and research and place an initial deposit with a web designer.  The Company has budgeted $2,500 for Marketing and promotional material including brochures and flyers.  In addition, we have budgeted $3,500 for Travel Expenses.  Our overall goal for this timeframe is to solidify our North American presence and remain in compliance with all regulatory obligations.

4-6 MONTHS

During this timeframe the Company plans to continue efforts with pursuing joint venture partnerships for all product lines and initiate negotiations to discuss franchise and licensing terms and conditions.  Efforts will concentrate on identifying potential clients to target for all our products.  Most of the expenditures associated with these efforts will amount to travel, lunches, entertainment and related incidentals.  We have budgeted $4,000 in the Travel Expense line item to address the costs.  Discussions with parties will also encompass the marketing material and we will also use this time to verify that our products and promotional material complies with all local and state regulations and laws.  We have budgeted $4,000 in the Marketing line item of the “Use of Proceeds” section for this expense.  TGI plans to finalize the web site and web presence at an additional cost of $3,000 that we have budgeted in the Web Site Preparation line item.  The Company anticipates incurring administrative expenses including contractor expenses related to due diligence reports, and other nominal office support expenses.  We have budgeted $2,500 in our Administrative Expenses line item to pay for these obligations.  We have budgeted $2,500 for Legal and Professional fees to address accounting, audit, and legal requirements to remain in compliance with all regulatory agencies.  During this timeframe we will start to evaluate and perform due diligence on professional sports arenas and municipalities for our products that were not pursued during our joint venture efforts.

7-9 MONTHS

By this stage of our operations we anticipate finalizing joint venture partnerships for our products.  We have budgeted $4,000 in the Travel Expense line item to cover travel, entertainment and related expenses.  The marketing and promotional material should be finalized and we have budgeted $4,500 to pay for this expense.  During this timeframe we expect results from our initial marketing efforts for the foam glass production market.  We plan to start working on adopting our marketing and sales material for the North American marketplace based on the results.  An initial amount of $1,000 in the Marketing Expense line item is budgeted for this work.  We anticipate incurring administrative expenses including office space, contractor expenses related to due diligence reports, and other office support expenses.  We have budgeted $5,000 in our Administrative Expenses line item to pay for these obligations.  Based on due diligence and results from marketing, we anticipate evaluating the potential for a foam glass production facility(s) on North American soil.  An additional $2,500 has been budgeted for this timeframe for accounting, audit, and legal requirements to remain in compliance with all regulatory agencies.

10-12 MONTHS

By the fourth quarter of operations, we hope to have all our joint venture partners’ agreements in place we cultivated over the last nine months of operations.  During this timeframe, we plan to analyze our past nine months of operations including our web sites lead/revenue generating effectiveness and our North American joint venture/partnership coverage.  This review of our operations to date, will allow the Company to make the necessary adjustments and changes to further nurture the growth of the Company.  We have budgeted $3,000 in the Marketing budget for this quarter to tailor any marketing or promotional material that our review of operations deemed opportunistic to pursue.  In addition, this review will provide valuable information for finalizing a two-year overall business plan with emphasis on sales/marketing and growth.  We have budgeted $4,000 for Travel and related expenses for this quarter in addition to $5,000 budgeted for Administrative expenses and related overhead expenses we expect to incur.  An additional $3,500 has been budgeted for accounting, audit, and legal requirements to remain in compliance with all regulatory agencies.

Note: The Company planned milestones are based on quarters following the closing of the offering.  We currently consider the foregoing project our priority and intend to use the proceeds from this offering for such projects.  In the unforeseen event that any of our line items incur reasonable expenses beyond their funded allocation, we have budgeted $8,500 in the Working Capital line item in our “Use of Proceeds” as a contingency to pay for these expenses.  This line item also serves as a reserve to place any funds not fully extended in any of the line items of the “Use of Proceeds” budget.

COMMENT:

Directors, Executive Officers, Promoters and Control Persons, page 24

45.
Please revise this section and your signatures to clearly identify the positions that Bo Falkman holds with you. In this section, Bo Falkman is identified as your "President. Secretary, Treasurer, and Director." However, Bo Falkman also signed your filing as your Chief Executive, Financial and Accounting Officer.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has revised the “Directors, Executive Officers, Promoters and Control Persons” section, and the Signatures to clearly identify that Mr. Falkman serves as president, Treasurer and Director of the Company.

COMMENT:

Background of Directors, Executive Officers, Promoters and Control Persons, page 24

46.
Please revise this section and the preceding section titled "Directors. Executive Officers, Promoters, and Controls Persons" to clearly identify the positions of each person listed. For instance, these two sections are inconsistent with respect to who serves as your secretary.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has clarified the “Directors, Executive Officers, Promoters and Control Persons” section, and the “Background of Directors, Executive Officers, Promoters and Control Persons” section to reflect that Mr. Bertil Olsson serves as the Companies Secretary.

COMMENT:

47.
Please provide additional detail regarding the experience of  Mr. Fa1kman and Mr. Olsson including their principal occupations and employment during the past five years and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. Please refer to Item 401(e)(1) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has revised the filing to provide additional detail regarding the experience of Mr. Falkman and Mr. Olsson.  We have included their principal occupations and employment during the past five years and the name and principal business in which such occupations and employment were carried on.  We have provided a copy of the “Background of Directors, Executive Officers, Promoters and Control Persons” section as it now appears in the Form S-1/A filing below.

Bo Falkman – President, Treasurer, and Director – - - Chairman of the Board, Clarinova AB, from 2008 – present.  Clarinova is a public relations, advertising and communications company based in Karlstad, Sweden.  Chairman of Adviselab AB, 2000 - present.  Mr. Falkman founded Adviselab as a consultation and sports player representation company.  Chairman of the Board EQ Solutions AB, from 2009 – present and is based in Karlstad, Sweden.  EQ Solutions markets and sells the alginate products in Sweden and Norway.  Director, Clarinova Ltd., from 2010 - present.  Clarinova Ltd. Is an Ireland based company and its primary business is financial services.  Owner of Nitidus HB, from 1984 - present.  Mr. Falkman overseas the general business ventures and investments.  Chairman of the Board - Environiq AB (publ) from 2001-2010.  Prior work experience includes holding various positions in the sports industry including General Manager of the first European Hockey League and as a consultant in player recruiting from 1988 to 1994. This co-operation resulted in two Swedish gold medals and one European Cup gold medal.  Mr. Falkman founded as sports consultant agency in the early 1980’s where he was one of Sweden’s first ice hockey agents.  During this period he represented numerous Swedish national team players, Swedish elite players and as well several NHL players including Stanley Cup winners. During a 6 year period he worked mainly in the USA with both Arthur Andersen partners and international hockey leagues.  Mr. Falkman has spent decades working within the sports industry which has provided him with a substantial network of contacts within the industry both in Sweden and internationally.

Mr. Falkman’s current endeavor includes working with the industrial and business side of the development of the alginate products for sports surfaces in Scandinavia. He has direct and daily contact with the management of AET and Ophiolite who are the companies that control the exclusive rights for the Tilco products. As Chairman of the Board of EQS AB (www.eqsolutions.se) Mr. Falkman knows what we (TGI) will require of the companies that we will partner with in North America. The business and marketing side of the alginates for sports surfaces was originally developed in Sweden and Norway and is readily adaptable to the North American marketplace.  Mr. Falkman is also well versed on the foam glass products.  He closely followed the development of the product, the production facility/machine and as well the different stages of filing the patent.  Throughout Mr. Falkman’s career working as a sports player representative he has cultivated an extensive network of contacts within the sports industry in North America.  These contacts include architectural firms as well as construction companies related to the sports industry.  Mr. Falkman intends to utilize this network to assist TGI in finding partners and complementing business both within the sports surface industry and as well the segments where the foam glass will be applicable.

Bertil Olsson – Secretary and Director – Mr. Olsson is currently the CEO of Global Business Consultancy Firm headquartered in Karlstad, Sweden.  He founded the firm in 1992 which provides financial consultancy services for institutions, and public and private businesses.  Under Mr. Olsson’s direction, the firm has grown to include multiple disciplines including accounting, trading, real estate acquisition and development, an energy sector, and regulatory compliance planning and professional formulation and implementation of business strategies.  Prior work experience includes CEO of a Swedish Commodity Trading Corporation from 1986-1992.  The Corporation specialized in the acquisition of commodities, speculation on future contracts, and provided trading services to private clientele.  From 1978-1986 Mr. Olsson was the CEO of an Accountancy Firm based in Karlstad, Sweden.  His firm provided accounting services for private clientele, represented parties before audit teams and the firm specialized in international taxation law.  Mr. Olsson holds a degree in Accounting as a Certified Accountant and received his Masters in Business Administration in 1971.  Other accolades include: from 1994-1998 Mr. Olsson was appointed as a counselor to the Vatican where he worked establishing new embassies, worked in Moscow with residency matters of citizens, traveled extensively in African States to examine the Vatican's ability to set up schools, hospitals, etc.

Mr. Olsson has over 19 years of experience consulting private and public companies on business implementation and strategies on a global basis.  His international business experience will be a valued asset during Turnpoints’ developmental stage.  In addition, Mr. Olsson’s extensive and comprehensive accounting background will be invaluable while cultivating the Company to planned profitability.

COMMENT:

48.
Please revise this disclosure to disclose each director's specific experience, qualifications, attributes, or skills that led you to the conclusion that he should serve as your director in light of your business and structure as required by Item 401(e)(1) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has revised the filing to disclose each director’s specific experience, qualifications, and attributes that led us to the conclusion that they should serve as a director as required by Item 401 (e)(1) of Regulation S-K.  Please see response to comment number 48 for as it now appears in the Form S-1/A filing.

COMMENT:

49.
You state that Mr. Falkrnan is currently the Chairman of the Board in 5 Swedish and Norwegian companies. If any of these companies have a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of section I 5(d) of such Act or is registered as an investment company under the Investment Company Act of 1940, please name such companies. Please refer to Item 401(e)(2) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that none of the Companies Mr. Falkman is currently the Chairman of the Board of is subject to the requirements of any of the acts in question.

COMMENT:

50.
Please indicate the length of time that Mr. Campbell has served as the President of Grow Public, Inc. If Mr. Campbell has served in this position for less than the past five years, please revise your disclosure to briefly describe the business experience of Mr. Campbell including his principal Occupations and employment during the past five years and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. Please refer to Item 401(e)(1) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and confirm that Mr. Campbell has resigned his position as Director effective August 1, 2010.  Furthermore, Mr. Campbell holds no other positions and is not affiliated in any capacity with Turnpoint Global, Inc.

COMMENT:

Executive Compensation, page 26

51.
Your "Summary Compensation Table" indicates that you paid Bo Falkman $2,000 for fiscal year 2010. Under "Employment Contracts and Officers' Compensation" you state that you have not paid compensation to any officer, Your "Summary Compensation Table" should provide the compensation of the named executive officers for each of the registrant's last two completed fiscal years. if you did not pay Mr. Falkman $12.000 for the last completed fiscal year, please revise your Summary Compensation Table accordingly. Otherwise please revise your disclosure under "Employment Contracts and Officers' Compensation." Please refer to Item 402(c) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has not paid any compensation to Mr. Falkman or any other officer and or director of the Company.  We have revised this section and throughout the filing to disclose that the Company has not paid any compensation.  Any future compensation will be determined by the Board of Directors, and as appropriate, employment agreements will be executed.

COMMENT:

Employment Contracts and Officers’ Compensation, page 26

52.	You state that you plan on paying Bo Falkman $12,000 during calendar year 2008. As this is calendar year 2010, please revise or advise.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has removed added a risk factor to disclose investor suitability referencing our officers and directors non-U.S. residency status.  We have included an additional risk factor as it now appears in the “Risk Factors” section as written below.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has not paid any compensation to Mr. Falkman or any other officer and or director of the Company.  We have revised this section and throughout the filing to disclose that the Company has not paid any compensation.  Any future compensation will be determined by the Board of Directors, and as appropriate, employment agreements will be executed.

COMMENT:

Certain Relationships and Related Transactions, page 27

53.
Please disclose in this section the information required under Item 404(a) of Regulation S-K for the shareholders to the company in the amount of $810.00 disclosed in Note 4 to the financial statements.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company was audited as of March 31, 2011 and we have provided an updated disclosure from the Audit Notes which address the Staff’s comments.

COMMENT:

Financial Statements

Statement of Operations, page 33

54.
You disclose on page 26 that Mr. Falkman's salary of $12,000 will accrue until such time as cash flow is sufficient to cover the expense. Please explain why no salary expense has been accrued from inception to March 31, 2010 or revise.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has not paid any compensation to Mr. Falkman or any other officer and or director of the Company.  We have revised this section and throughout the filing to disclose that the Company has not paid any compensation.  Any future compensation will be determined by the Board of Directors, and as appropriate, employment agreements will be executed.

COMMENT:

Note 1, Summary of Significant Accounting Policies

Nature of Business, page 36

55.
The fourth paragraph of the report of your independent registered public accounting firm indicates you have suffered recurring losses from operations which appears inconsistent with disclosure here stating you are currently developing a business plan and were recently incorporated on February 17, 2010. Please revise as appropriate to clarify whether planned principal operations have commenced. Please refer to FASB ASC 915- 10-05.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company was audited as of March 31, 2011 and we have provided updated Notes which address the Staff’s comments.

COMMENT:

56.
We reference your discussion regarding your ability to continue as a going concern. Please revise to include prominent disclosure of the financial difficulties giving rise to that uncertainty. Discussion of a viable plan that has the capability of removing the threat to the continuation of the business must be included. The plan may include a "best efforts" offering so long as the amount of minimum proceeds necessary to remove the threat is disclosed. The plan should enable you to remain viable for at least the 12 months following the date of the financial statements being reported on. If management has no viable plan, the use of going concern financial statements may be inappropriate and liquidation-basis financial statements may be necessary or the classification and amounts of assets and liabilities may need to be adjusted. Please refer to FRC 607.02.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company was audited as of March 31, 2011 and we have provided updated Notes which address the Staff’s comments.

COMMENT:

57.
We note you anticipate you will be dependent on "additional" investment capital to fund operating expenses and you intend to position yourself so that you may be able to raise "additional" funds through capital markets. Please revise to clarify the source and amount of your initial Capital investments and funding to date.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company was audited as of March 31, 2011 and we have provided updated Notes which address the Staff’s comments.

COMMENT:

58.	Please expand your disclosure to explain what you mean by "limited liquidity" as you have no assets reported

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company was audited as of March 31, 2011 and we have provided updated Notes which address the Staff’s comments.

COMMENT:

Item 14 – Indemnification of Directors and Officers, page 43

59.
Please revise this section to clarify the general effect of any Delaware statute under which your directors or officers are insured or indemnified against liability they may incur in their capacity as such. Currently, the disclosure is not clear the extent to which you may indemnify your officers or directors under Delaware corporate law.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has revised the “Business Overview” section and the “Business Summary” section to include the following sentence as written below.

Our certificate of incorporation will limit our director’s or officer’s liability to the fullest extent permitted under Delaware corporate law. Specifically, our directors and officers will not be liable to us or our stockholders for monetary damages for any breach of fiduciary duty by a director or officer, except for liability:

-  for any breach of the director’s or officer’s duty of loyalty to us or our stockholders;
-  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
-   under Section 174 of the Delaware General Corporation Law; or
-   for any transaction from which a director or officer derives an improper personal benefit.

If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of our directors and officers shall be eliminated or limited to the fullest extent permitted by Delaware General Corporation Law, as so amended.

The provision regarding indemnification of our directors and officers in our amended and restated certificate of incorporation will generally not limit liability under state or federal securities laws.

Delaware law and our amended and restated certificate of incorporation provide that we will, in certain situations, indemnify any person made or threatened to be made a party to a proceeding by reason of that person’s former or present official capacity with our company against judgments, penalties, fines, settlements and reasonable expenses including reasonable attorney’s fees. Any person is also entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses in advance of the final disposition of the proceeding. In addition, certain employment agreements to which we are a party provide for the indemnification of our employees who are party thereto.

COMMENT:

Undertakings, page 44

60.
We note that you provided the undertaking required under Item 512(a)(I ) of Regulation S-K, However, it appears that you omitted a portion of the undertaking. For example, in paragraph (1)(ii) you omitted the phrase "after the effective date of the registration statement" from the first sentence.    Also, you omitted a portion of paragraph (1)(iii).  Please revise your registration statement to include the entire undertakin.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has revised the “Undertakings” section and included in paragraph (1)(ii) the phrase “after the effective date of the registration statement” and included in paragraph (1)(iii) previously omitted required language.  We have revised the filing and provided a copy of the revisions as they now appears in the Form S-1/A filing below.

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

COMMENT:

61.	In paragraphs (4) and (5) you refer to "small business issuer" rather than "registrant." Please revise your undertakings to refer to "registrant" rather than "small business issuer."

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has revised paragraphs (4) and (5) to refer to “registrant” rather than “small business issuer”.

COMMENT:

Signatures, page 46

62.
Your registration statement is not signed as provided in Form S-1. In this regard, we note that a majority of your board of directors did not sign the form. Please have your registration statement signed by at least a majority of the board of directors or persons performing similar functions. Please refer to Form S-1.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has revised the “Signatures” section to include signatures of a majority of the board of directors.

COMMENT:

Exhibits

General

63.	Please file a copy of your stock certificate and any other instruments that defines the fights of security holders. Please refer to Item 60104(4) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has not issued any stock certificates and therefore the rights of the security holders are defined in the By-laws as they appear in the Exhibit of the filing.

COMMENT:

Exhibit 5 – Opinion on Legality

64.
The legal opinion states, that "we express no opinion with regard to the applicability or effect of the law of any jurisdiction other than, as in effect on the date of this letter, (A) the internal laws of the State of Delaware..." The reference to the internal laws of the state of Delaware should include all applicable Delaware statutory provisions of law and the reported judicial decisions interpreting these laws: Please revise or have counsel confirm this supplementary and file this correspondence on EDGAR, as it will be a part of the Commission's official file regarding this registration statement. Alternatively, please revise to remove your reference to "internal" laws.

RESPONSE:

We acknowledge the Staff’s comment and confirm that legal counsel has provided us with a revised opinion and we have filed it concurrent with this amendment.

COMMENT:

65.
In the second paragraph; the legal opinion states that legal counsel assumed the truth; accuracy and completeness of the information, representations and warranties contained in the records, documents, instruments and certificates they reviewed. The legal opinion also states in the fourth paragraph that counsel relied upon representations by the officers of the company with respect to certain factual matters bearing on the opinion and counsel did not independently investigate any of such factual matters. Please note that solely relying upon representations by the officers as to facts that are readily ascertainable is not appropriate. Please revise accordingly or explain,

RESPONSE:

We acknowledge the Staff’s comment and confirm that legal counsel has provided us with a revised opinion and we have filed it concurrent with this amendment.

COMMENT:

66.
Please either remove the words "as in effect on the date of this letter" in the third paragraph or confirm that you will re-file an opinion on the day you want the registration statement to go effective.

RESPONSE:

We acknowledge the Staff’s comment and confirm that legal counsel has provided us with a revised opinion and we have filed it concurrent with this amendment.

Furthermore, the Company acknowledges that;

•	should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact Harold P. Gewerter, Esq. at Law Offices of Harold P. Gewerter, Esq., Ltd at (702) 382-1759 facsimile, (702) 382-1714 telephone with any questions or comments.

Sincerely,

/s/ Bo Falkman

Bo Falkman